7800 Sears Tower
	233 South Wacker Drive	Chicago
[Letterhead of Sonnenschein Nath & Rosenthal LLP]	Chicago, IL 60606-6404	Kansas City
	312.876.8000	Los Angeles
	312.876.7934 fax	New York
	www.sonnenschein.com	Phoenix
April 23, 2007		San Francisco
Short Hills, N.J.
VIA EDGAR		St. Louis
Securities and Exchange Commission		Washington, D.C.
Division of Corporation Finance		West Palm Beach
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Robert Burnett, Staff Accountant
Mr. Michael Moran, Branch Chief

Re:	Salton, Inc. (File No. 1-14857)
Form 8-K filed April 17, 2007
Ladies and Gentlemen:
     On behalf of our client Salton, Inc. (“Salton” or the “Company”), this letter sets forth the Company’s response to the comments on the above-referenced Form 8-K filing provided by the Staff of the Securities and Exchange Commission by letter dated April 17, 2007. The Staff’s comments are restated below in bold, italicized type, and are followed by the Company’s response thereto.
     1. Staff Comment: Please revise your filing to disclose whether you dismissed Deloitte & Touche or if they resigned or declined to stand for re-election. We do not believe your statement that you determined to conclude your relationship with Deloitte & Touche meets the requirements of Item 304(a) of Regulation S-K.
     Response: The amended Form 8-K/A filed today includes revised disclosure indicating that Deloitte & Touche LLP was dismissed by the Audit Committee.
     2. Staff Comment: Please note that the Commission records indicate that your file number is the number shown in the header of this letter. Please use that number in future filings under the “34 Act.”
     Response: The Staff’s comment is noted.
     3. Staff Comment: We note that your continuing auditor is Grant Thornton who has acted as the independent accountant of Applica since 1976. Please explain to us the nature of the January 23, 2007 merger and tell us why you believe you did not have a change in accountants as of that date.
     Response: Salton was not a party to the January 23, 2007 acquisition of Applica by APN Holding Company, Inc. (“APN Holdco”), a holding company formed by Harbinger Capital Partners and affiliates for the purpose of completing such acquisition. Based on the description in the January 24, 2007 Form 8-K filed by Applica with respect to that transaction, a wholly-owned subsidiary of APN Holdco merged with and into Applica, with Applica continuing as the surviving corporation and a wholly owned subsidiary of APN Holdco. At the effective time of that merger, each outstanding share of Applica common stock (other than shares owned by Applica or Harbinger Capital Partners) was canceled and converted into the right to receive $8.25 in cash, without interest.

     As described in the preliminary proxy statement filed by Salton on April 17, 2007, Harbinger Capital Partners is a significant security holder of Salton with approximately 18% of the total voting power of outstanding voting securities and, prior to January 23, 2007, had a designee serving on the Salton board of directors. The Harbinger Capital Partners designee serving on the Salton board resigned on January 23, 2007 upon completion of the acquisition of Applica (a competitor of Salton) by APN Holdco. Salton was not a party to the Applica merger transaction, and accordingly its voting securities and capitalization were not affected in any respect thereby. Moreover, the holders of Salton’s voting capital stock (its common stock and Series A Preferred Stock) other than Harbinger Capital Partners and its affiliates continue to hold shares representing approximately 82% of the total voting power of Salton’s currently outstanding voting securities. Accordingly, Salton respectfully submits that it did not have a change in accountants as of the January 23, 2007 date of the acquisition of Applica by APN Holdco.
*     *     *     *
     In connection with this response, the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (312) 876-8938.

Very truly yours, SONNENSCHEIN NATH & ROSENTHAL LLP
By:	/s/ Neal Aizenstein
Neal Aizenstein

cc:	Steven Oyer (Audit Committee)
Daniel Stubler (Audit Committee)
Bruce J. Walker (Audit Committee)
Leonhard Dreimann (Salton, Inc.)
William Lutz (Salton, Inc.)
Scott Hurwitz (Deloitte & Touche LLP)
Scott Mager (Grant Thornton LLP)